May 7, 2013

Via EDGAR

Mr. Perry J. Hindin, Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.20549

Re:	LJ International Inc.

Schedule 13E-3

Filed on April 3, 2013

File No. 005-82477

Dear Mr. Hindin:

On behalf of LJ International Inc., a company organized under the laws of the British Virgin Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of May 2, 2013 with respect to the Schedule 13E-3, File No. 005-82477 (the “Schedule 13E-3”) filed on April 3, 2013 by the Company and the other filing persons named therein and the preliminary proxy statement attached as Exhibit (a)(1) thereto (the “Proxy Statement”). For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

We represent the independent committee of the board of directors of the Company. To the extent any response relates to information concerning any of the Company, Flora Bloom Holdings, Flora Fragrance Holdings Limited, Mr. Yu Chuan Yih, Mr. Hon Tak Ringo Ng, Ms. Ka Man Au, Mr. Hoi Tsun Peter Au, Mr. Yuin Chiek Lye, Ms. Hoi Yee Vicky Chan, Urban Prosperity Holding Limited, FountainVest China Growth Fund, L.P., FountainVest China Growth Capital Fund, L.P., FountainVest China Growth Capital-A Fund, L.P., Mr. Zhicheng Shi, Primeon, Inc., Hillside Financial and Shilin Investments, such response is included in this letter based on information provided to us by such other entities or persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR Amendment No. 1 to the Schedule 13E-3 (“Amendment No. 1”) and a revised proxy statement on (the “Revised Proxy Statement”) attached as exhibit (a)(1) thereto. In addition, a marked copy of Amendment No. 1 and the Revised Proxy Statement indicating changes to the Schedule 13E-3 and the Proxy Statement, respectively is being provided to the Staff by post.

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Schedule 13E-3

1.	We note the statement that “[n]o Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.” This statement is inconsistent with the disclosures in the filing, including the signature pages and operates as an implied disclaimer of responsibility for the filing. Please revise.

The Schedule 13E-3 has been revised to reflect the Staff’s comments. Please refer to page 2 of Amendment No. 1.

Preliminary Proxy Material

Tender offer, page 10

2.	We note the disclosure here and on page 75 regarding the commencement of a tender offer and that Parent may cause Merger Sub to commence a cash tender offer to purchase any and all outstanding shares of the Company not later than 30 business days after the date of the March 22, 2013 merger agreement. Please advise us of the status of the tender offer. In addition refer to Exchange Act Rule 14e-5 and Questions I.A.1 and I.A.2 of the Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations, July 2001. It would appear that such disclosure constitutes a public announcement for purposes of Rule 14e-5. Please advise how the merger transaction is not a prohibited purchase or arrangement to purchase.

We respectfully advise the Staff that the referenced disclosures were factual descriptions of a contractual right to commence a tender offer that Parent had negotiated under the merger agreement. As indicated on pages 22 and 23 of the Proxy Statement, during earlier negotiations the parties considered the possibility of a two-step transaction consisting of a tender offer and a top-up option as a means to complete the transaction on a more timely basis prior to the end of last year. This structure was later abandoned and, as also disclosed on page 23 of the Proxy Statement, the parties agreed to revert to a one-step merger structure instead. We respectfully advise the Staff that, as a vestige of their consideration of the tender offer structure, the parties retained the provision granting Parent an option to commence a tender offer during a period of 30 business days following the signing of the merger agreement. We respectfully advise the Staff that as of the date of Amendment No. 1, this exercise period had expired without Parent commencing any tender offer. We have supplemented the disclosure on pages 10 and 77 of the Revised Proxy Statement to note this fact.

We understand that had Parent commenced a tender offer, it may not have been able to otherwise purchase or arrange to purchase any shares of Company common stock during its pendency under Exchange Act Rule 14e-5. This obligation applies from the time of the first public announcement of the tender offer, which, as indicated in the cited Telephone Interpretations, can be a general statement about a future tender offer without specifying any terms or timing of the offer. However, we do not believe that the disclosure of Parent’s rights under Section 6.04 of the merger agreement constitutes a public announcement of a future tender offer, because neither the provisions of the merger agreement nor the relevant disclosure manifested an intention of any party to engage in a tender offer, whether imminently or in the future. This is contrary to the situations discussed in the Telephone Interpretations, where both issuers had stated an intention to engage in a tender offer in the future, notwithstanding the absence of the terms or the specific date of the tender offer.

We further note that the merger agreement merely granted Parent an option to commence a tender offer which has since expired without being exercised. The merger agreement did not provide, and the parties never intended, that the merger would proceed on a “dual-track” where a tender offer would be pursued in parallel with a conventional proxy solicitation. As indicated in our responses above, the parties considered a two-step merger earlier but decided to revert to a one-step merger in the end. At the time when the merger agreement was signed and when the relevant disclosure was made, Parent had no plans or intention to commence a tender offer. As evidence of the lack of such intention in addition to the parties’ stated intention to proceed on a one-step merger basis as described above, the parties checked box “d” rather than box “c” on the cover page of the Transaction Statement on Schedule 13E-3 filed concurrently with the proxy statement. In fact, Section 6.01(a) of the merger agreement expressly required that if the parties proceeded with a tender offer, the proxy statement was to be filed within 10 business days after the consummation of the tender offer. This provision was intended to avoid exactly the concerns raised by the Staff. So by filing the proxy statement without commencing a tender offer, the parties had already foregone the option of a tender offer. Given the foregoing, the disclosure of Parent’s right under Section 6.04 of the merger agreement should not be viewed as a communication “reasonably designed to, or have the effect of, informing the public or security holders in general about the tender offer” since there was no tender offer proposed, planned or in any way envisaged to begin with.

Based on the above, we respectfully advise the Staff that we believe that the disclosure in question is merely a factual summary of a material term of the merger agreement and does not constitute a public announcement of a tender offer for purpose of Rule 14e-5. Accordingly, the merger transaction is not a prohibited transaction outside of a tender offer.

Additional Purchases of Company Shares, page 10

3.	We note the disclosure under this caption and on page 76. Given the public announcement of the tender offer as described in the preceding comment, please advise how Parent’s purchase of additional shares of the Company through block trading or privately negotiated transactions is consistent with the prohibitions of Rule 14e-5.

As noted in our response to the Staff’s comment No. 2 above, we respectfully advise the Staff that we believe that there is no public announcement of tender offer and, therefore, Rule 14e-5 is not applicable in this context. Had a tender offer been announced or commenced, as expressly required by the terms of Section 6.03 of the merger agreement, Parent’s purchase of additional shares of the Company common stock could only have been made “in compliance with the applicable Exchange Act rules” as further noted in our response to the Staff’s Comment No. 4 below. By its terms, that would have precluded purchases outside the tender offer during its pendency except pursuant to a permitted activity under another provision of Rule 14e-5. The parties never intended that Parent would have sought to utilize both Sections 6.03 and 6.04 of the merger agreement simultaneously and in violation of the U.S. securities laws.

4.	In addition, please advise us how such purchases will be conducted in compliance with the requirements of Rule 13e-3, including Rule 13e-3(d) and (f) and General Instructions D.4 and 5 of Schedule 13E-3.

We respectfully advise the Staff that, under Section 6.03 of the merger agreement where Parent is permitted to purchase additional shares of the Company common stock, Parent is specifically required to make such purchases in compliance with the applicable rules under the Exchange Act. Therefore, any purchase by Parent of additional shares of the Company common stock, if ever undertaken, will be made at least 20 days after the dissemination of the final proxy statement to the Company’s shareholders in order to meet the requirements of Rule 13e-3(d) and (f) and General Instructions D.4 and 5 of Schedule 13E-3.

Termination of the Merger Agreement, page 10

5.	Please disclose whether any circumstances exist that would obligate Parent or its affiliates to pay a termination fee to the Company.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 12 and 81 of the Revised Proxy Statement.

Background of the Merger, page 19

6.	Please reconcile the disclosure in the second paragraph on page 21 with disclosure in the last paragraph on page 36 with respect to the years of financial projections provided to Houlihan Lokey. Did the Company provide projections through the year ending December 31, 2020 or 2018?

The Proxy Statement has been revised to reflect the Staff’s comment that the Company provided projections through the year ending December 31, 2020. Please refer to page 36 of the Revised Proxy Statement.

7.	Refer to the preceding comment. Financial projections prepared by or on behalf of the Company that are materially related to the going-private transaction and provided to the Company’s financial advisor must be disclosed to shareholders regardless of whether the Company indicated such projections should not be relied upon or whether the financial advisor chose not to rely upon such figures in its financial analysis. The Staff would not object to disclosure that contains qualifications regarding such projections, such as the fact that such projections were not fully reviewed by management.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 38 of the Revised Proxy Statement.

8.	Disclosure in the second to last paragraph on page 22 indicates that Houlihan Lokey discussed with the Company’s management “the Company’s financial and operational conditions, competition in the industry, strategic plans for Company’s business, and views on the risks and uncertainties regarding the Company’s prospects.” Disclosure on page 25 indicates that on March 17, 2013, Houlihan Lokey “updated the special committee on the status of their financial due diligence and discussed the transaction proposed by the Buyer Group.” If Houlihan Lokey made a presentation at this meeting, please file the summary of such presentation, if any. All such materials generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and filed as exhibits to the Schedule 13E-3. In addition, each presentation, discussion, or report prepared by Houlihan Lokey, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. See Items 1015 and 1016(c) of Regulation M-A.

We respectfully advise the Staff that Houlihan Lokey did not make any presentation or provide any materials to the special committee in connection with its meeting on September 5, 2012. We also respectfully advise the Staff that there was no meeting on March 17, 2013 as indicated in the Staff’s comment. Houlihan Lokey did, however, made a presentation at the meeting on March 7, 2013, and the following response assumes the Staff’s comments are referring to the meeting on March 7. The Proxy Statement has been revised to reflect the Staff’s comment in relation to the meeting held on March 7, 2013. Please refer to page 25 of the Revised Proxy Statement. Please also see Exhibit (c)-(2) to the Schedule 13E-3 for inclusion of the presentation furnished during this meeting.

Reasons for the Merger, page 26

9.	We note the disclosure regarding the Board’s consideration of current “and historical market prices” of the Company’s shares, yet the apparent reference to “historical market prices” is to the 60-trading day volume weighted average price on the last trading day prior to the Company’s announcement that it had received the going-private proposal. Please advise whether the Board considered market prices more historical in nature.

We respectfully advise the Staff that the Board did not consider market prices more historical in nature as a substantive factor and potential benefit of the merger.

Position of the Buyer Group, page 33

10.	The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Note that to the extent the Buyer Group’s discussion and analysis does not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, it must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. We note for example that the discussion of the factors considered by the Buyer Group does not appear to address the factors described in clause (viii) of Instruction 2 to Item 1014 or Items 1014(c) and (d) or explain in detail why such factors were not deemed material or relevant. If the procedural safeguards in Item 1014(c) and (d) were not considered, please explain why the Buyer Group believes the proposed merger is procedurally fair in the absence of such safeguards.

We respectfully advise the Staff that the Buyer Group did consider the factors referenced in paragraphs (d) and (e) of, and clause (viii) of Instruction 2 to, Item 1014 of Regulation M-A in connection with its determination of the fairness of the transaction. These factors were discussed under the first sentence of the second paragraph under the caption “Position of the Buyer Group as to the Fairness of the Merger” on page 33, the second and fourth bullets on page 33 and the fourth paragraph above the caption “Purposes and Reasons of the Buyer Group for the Merger” on page 35.

The disclosure on page 35 has been revised to state the fact that the proposed merger is not subject to the approval of holders of a majority of the unaffiliated shares and why the Buyer Group believes that the proposed merger is procedurally fair without such heightened shareholder approval threshold.

Certain Financial Projections, page 36

11.	Please disclose the key business and economic assumptions underlying the projections.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 36 of the Revised Proxy Statement.

Opinion of the Special Committee’s Financial Advisor, page 38

12.	Refer to the disclosure in the first paragraph on page 41 indicating that “Houlihan Lokey’s opinion is furnished for the use of the special committee (solely in its capacity as such) in connection with its evaluation of the merger and may not be used for any other purpose without Houlihan Lokey’s prior written consent.” Please also refer to similar language contained in Houlihan Lokey’s opinion. It is not appropriate for the financial advisor to disclaim liability. Please disclose in the proxy statement, if true, that Houlihan Lokey has consented to use of their materials in the proxy statement.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 40 and 42 of the Revised Proxy Statement, B-3 of Annex B to the Revised Proxy Statement, Slide 26 of Exhibit (c)-(2) to the Schedule 13E-3 and Slide 26 of Exhibit (c)-(3) to the Schedule 13E-3.

Selected Companies Analysis, page 43

13.	We note that Houlihan Lokey performed a Selected Companies Analysis. Please amend the disclosure to describe the methodology and criteria used in selecting these companies. Also, indicate whether the criteria were consistently applied and, if any company was deliberately excluded from the dataset, briefly indicate the reasoning behind such exclusion.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 44 of the Revised Proxy Statement.

Discounted Cash Flow Analysis, page 44

14.	Please revise this paragraph to indicate how Houlihan Lokey arrived at the perpetuity growth rates and discount rates used in the Discounted Cash Flow Analysis. Also, disclose the industry average for these figures, if available.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 44 of the Revised Proxy Statement.

The Staff is respectfully advised that the perpetuity growth rate range was determined based on Houlihan Lokey’s professional judgment rather than on industry average data. Houlihan Lokey’s determination of discount rates was also not based on industry averages; the discount rates were determined based on a weighted average cost of capital analysis incorporating data from the Company and the companies under the Selected Companies Analysis, which is provided on pages 21 and 22 of the Presentation to the Independent Committee of the Board of Directors in Exhibit (c) - (2) to the Schedule 13E-3. Additionally, given the deal-specific nature of, and the myriad factors and judgments involved in this type of financial analysis, what constitutes an industry average for each of these metrics would be difficult to define consistently and therefore is also less likely to provide a meaningful comparison. Accordingly, no such industry average data have been compiled or are otherwise available.

15.	Disclosure in the last paragraph of this section indicates that “Houlihan Lokey and certain of its affiliates and certain of its and their respective employees may have committed to invest in private equity or other investment funds managed or advised by participants in the merger of certain of their respective affiliates, and in portfolio companies of such funds, and may have co-invested with the Company, other participants in the merger or certain of their respective affiliates, and may do so in the future.” Please supplement this disclosure to describe the specific funds and portfolio companies referenced.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 45 of the Revised Proxy Statement.

16.	Other than the relationships referenced in the preceding comment, please advise us in your response letter whether there have existed any past material relationships between Houlihan Lokey on the one hand, and the Company on the other in the past two years. Refer to Item 1015(b)(4) of Regulation M-A.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 45 of the Revised Proxy Statement.

Financial Information, page 84

17.	Please provide the ratio of earnings to fixed charges for the periods require by Item 1010(a)(3) of Regulation M-A. Refer to Item 13 of Schedule 13E-3 and Item 1010(c)(4) of Regulation M-A.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 89 of the Revised Proxy Statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Flora Bloom Holdings, Flora Fragrance Holdings Limited, Mr. Yu Chuan Yih, Mr. Hon Tak Ringo Ng, Ms. Ka Man Au, Mr. Hoi Tsun Peter Au, Mr. Yuin Chiek Lye, Ms. Hoi Yee Vicky Chan, Urban Prosperity Holding Limited, FountainVest China Growth Fund, L.P., FountainVest China Growth Capital Fund, L.P., FountainVest China Growth Capital-A Fund, L.P., Mr. Zhicheng Shi, Primeon, Inc., Hillside Financial and Shilin Investments, as requested by the Staff.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (852) 3694-3010.

Very truly yours,

/s/ Gregory D. Puff
Gregory D. Puff, Esq.

Douglas C. Freeman, Esq.

Victor Chen, Esq.

Fried, Frank, Harris, Shriver & Jacobson

1601 Chater House

8 Connaught Road Central

Hong Kong

Andrew N. Bernstein, Esq.

Andrew N. Bernstein, P.C.

8101 East Prentice Ave.,

Suite 890

Greenwood Village, CO 80111

USA

Joseph Chan, Esq.

Sidley Austin LLP

Suite 1901, Shui On Plaza

No. 333 Middle Huai Hai Road

Shanghai 200021

People’s Republic of China

EXHIBIT A – ACKNOWLEDGEMENT

In response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in its letter of May 2, 2013 with respect to the Schedule 13E-3, File No. 005-82477 (the “Schedule 13E-3”), filed on April 3, 2013 by LJ International Inc. and the other filings persons named therein, each of the undersigned hereby, severally but not jointly, acknowledges that in connection with Amendment No. 1 to the Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities United States.

LJ International Inc

By:	/s/ Jie Yun Yu
Name:	Jie Yun Yu
Title:	Chairman of Independent Committee

Primeon, Inc.

By:	/s/ Zhicheng Shi
Name:	Zhicheng Shi
Title:	Vice President

Hillside Financial

By:	/s/ Zhicheng Shi
Name:	Zhicheng Shi
Title:	President

Shilin Investments

By:	/s/ Zhicheng Shi
Name:	Zhicheng Shi
Title:	President

URBAN PROSPERITY HOLDING LIMITED

By:	/s/ Kareen Watler
Name:	Kareen Watler
Title:	Director

FOUNTAINVEST CHINA GROWTH FUND, L.P.
By Fountain Vest China Growth Partners GPl, L.P., its general partner

By Fountain Vest China Growth Partners GP Ltd, its general partner

By:	/s/ Kui Tang
Name:	Kui Tang
Title:	Director

FOUNTAINVEST CHINA GROWTH CAPITAL FUND, L.P.

By Fountain Vest China Growth Partners GPl, L.P., its general partner

By Fountain Vest China Growth Partners GP Ltd, its general partner

By:	/s/ Kui Tang
Name:	Kui Tang
Title:	Director

Flora Bloom Holdings

By:	/s/ Kareen Watler
Name:	Kareen Watler
Title:	Director

Flora Fragrance Holdings Limited

By:	/s/ David Lamb
Name:	David Lamb
Title:	For and on Behalf of Codan Services
(B.V.I.) Ltd
Sole Director of Flora Fragrance
Holdings Limited

Yu Chuan Yih

By:	/s/ Yu Chuan Yih

Hon Tak Ringo Ng

By:	/s/ Hon Tak Ringo Ng

KaMan Au

By:	/s/KaManAu

Hoi Tsun Peter Au

By:	/s/ Hoi Tsun Peter Au

Yuin Chiek Lye

By:	/s/ Yuin Chiek Lye

Hoi Yee Vicky Chan

By:	/s/ Hoi Yee Vicky Chan

Zhicheng Shi

By:	/s/ Zhicheng Shi